Exhibit 99.1

N E W S    R E L E A S E

Siyata Announces Pricing of $4.0 Million Registered Direct Offering

VANCOUVER, BC / ACCESSWIRE / October 10, 2022 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase approximately $4.0 million of its common shares and pre-funded warrants in lieu thereof in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined effective purchase price for one common share and (pre-funded warrant in lieu thereof) and one warrant will be $0.23.

Under the terms of the securities purchase agreement, Siyata has agreed to sell 15,810,000 common shares and 1,590,000 pre-funded warrants. In a private placement, which will be consummated concurrently with the offering, Siyata has also agreed to issue warrants to purchase up to an aggregate of 17,400,000 common shares. The warrants will be immediately exercisable, expire 5 years from the date of issuance and will have an exercise price of $0.23 per common share.

The gross proceeds from the offering are expected to be approximately $4.0 million. The net proceeds from this offering will be used for general corporate and working capital purposes. The completion of the offering is expected to occur on or about October 12, 2022, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The common shares and pre-funded warrants are being offered by the Company pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-265998) that was filed with the SEC on July 1, 2022 and declared effective on July 18, 2022. The offering of the common shares and pre-funded warrants will be made only by means of a prospectus supplement that forms part of the registration statement. The warrants issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement relating to the common shares and pre-funded warrants will be filed by Siyata with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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